Exhibit 99.1

YM BIOSCIENCES ANNOUNCES INDEPENDENT DATA SAFETY MONITORING BOARD RECOMMENDS TESMILIFENE PIVOTAL TRIAL CONTINUE AS PLANNED

MISSISSAUGA, Canada - August 22, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today announced that the independent Data Safety Monitoring Board (DSMB) for the pivotal Phase III trial of tesmilifene in metastatic and recurrent breast cancer has completed its second planned safety and efficacy analysis following 256 events and concluded that the trial should continue as planned.

"We are encouraged by the DSMB's conclusion that our pivotal Phase III trial should proceed," said David Allan, Chairman and CEO of YM BioSciences. "Based on the study design, we believe the trial continues to have the prospect to yield a positive outcome. Further, this analysis also confirms that tesmilifene continues to demonstrate a good safety profile."

The pivotal Phase III trial compares the survival of patients treated with tesmilifene combined with epirubicin/cyclophosphamide to epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and/or recurrent breast cancer. The trial, which completed enrollment of 723 patients in September 2005, is the subject of a Special Protocol Assessment and a Fast Track designation for advanced breast cancer by the FDA.

The trial is being conducted according to a sequential design that permits a number of analyses and the trial will continue until one of two specific statistical conditions is satisfied. At each analysis, the hazard ratio between the tesmilifene-containing treatment arm and the control arm is calculated and then reviewed by the DSMB, and the trial may be concluded if either the tesmilifene-containing treatment arm is superior to the control by a specified margin or it is determined that such evidence is not going to be found.  If the evidence is insufficient for either conclusion to be drawn, then the trial continues until the next analysis.  The third analysis is expected to occur in Q3/Q4 2006 although, based on the data available to date, it is not possible to determine exactly when it will occur nor do the available data permit an accurate prediction of the outcome of the trial.

About YM BioSciences
YM BioSciences Inc. is engaged in the acquisition, development and commercialization of oncology and acute care products.

Tesmilifene is a small molecule MDR-targeting agent that is being tested in combination with various standard chemotherapy regimens for the treatment of a number of cancers. In addition to the Phase III DEC trial combining tesmilifene with an anthracycline a collaborative trial with Sanofi-Aventis is currently ongoing combining tesmilifene with Taxotere® (docetaxel) a taxane drug. A trial combining tesmilifene with epirubicin, cyclophosphamide, and 5-FU is anticipated for the treatment of gastric cancer and additional trials are in planning.

In addition, YM BioSciences is developing nimotuzumab, AeroLEF™ and Norelin.

Nimotuzumab is an anti-EGFR humanized antibody that was recently partnered in Japan with Daiichi Pharmaceutical Co., Ltd.  Nimotuzumab was approved in India in July 2006 for the treatment of head & neck cancer, is currently in a Phase I/II trial in a specific population of patients with non-small cell lung cancer in Canada and a Phase IIl trial in Europe in combination with radiation for the treatment of pediatric pontine glioma.

AeroLEF™ is a unique inhaled-delivery composition of free and liposome encapsulated fentanyl, for the treatment of moderate to severe acute pain, including cancer pain. AeroLEF™ is currently enrolling post-surgical patients in a randomized Phase IIb trial.

Norelin, an anti-cancer vaccine, stimulates the immune system to develop antibodies to gonadotropin-releasing hormone (GnRH).  In addition, YM BioSciences also owns a portfolio of pre-clinical compounds

Except for historical information, this press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events.  These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting.

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